May 7, 2009

Via EDGAR

US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, DC 20549

RE:  BOK Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Form 8-K Dated April 29, 2009 File No. 0-19341

Dear Ms. Harley:

This letter confirms receipt of your comment letter dated April 30, 2009 regarding our Form 10-K for the fiscal year ended December 31, 2008 and our Form 8-K dated April 29, 2009. As we discussed by telephone today, we will respond to your comments on or before May 29, 2009.

Please contact me at 918-588-8673 if you have any questions.


Sincerely,

/s/ John C. Morrow
----------------------
John C. Morrow
Senior VP, Chief Accounting Officer


Cc:      Steven E. Nell
         Tamara Wagman